SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for December 2006; Updates Guidance

São Paulo, January 8, 2007 - GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low fare, low cost airline, today released preliminary passenger statistics for the month of December 2006. System-wide passenger traffic (RPK) increased 48% and capacity (ASK) increased 65% year-over-year. GOL’s system load factor for the month of December 2006 was 67%.

Domestic passenger traffic (RPK) for December increased 42% and capacity (ASK) increased 55%. GOL’s domestic load factor for the month of December 2006 was 69%. International passenger traffic (RPK) for December increased 143% and capacity (ASK) increased 221%. International load factor for the month of December 2006 was 57%. Average fares were reduced approximately 6% versus December 2005.

Operating Data	December	December	Change
	2006 *	2005 *	(%)
Total System
ASK (mm) (1)	2,262.8	1,367.8	65.4%
RPK (mm) (2)	1,526.1	1,028.7	48.4%
Load Factor (3)	67.4%	75.2%	-7.8 p.p.
Domestic Market
ASK (mm) (1)	1,987.7	1,282.2	55.0%
RPK (mm) (2)	1,370.3	964.5	42.1%
Load Factor (3)	68.9%	75.2%	-6.3 p.p.
International Market
ASK (mm) (1)	275.1	85.6	221.4%
RPK (mm) (2)	155.8	64.2	142.7%
Load Factor (3)	56.6%	75.0%	-18.4 p.p.
( * ) December 2006 - preliminary data; final data for December 2005.

(1) Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

During the month of December, GOL launched 29 new domestic flights and 14 new international flights.

During 4Q06, planned capacity additions facilitated an increase in ASKs of approximately 56% versus 4Q05. During the quarter, GOL incorporated into its fleet twelve new Boeing 737 aircraft. RPKs in 4Q06 increased approximately 43% versus 4Q05. Preliminary figures for the fourth quarter show that GOL achieved a load factor of approximately 68%, a passenger yield of approximately R$22.5 cents, and net operating revenues per ASK (“RASK”) of approximately R$17.5 cents. Operating expenses per ASK decreased approximately 11% in the quarter and, for 4Q06, the Company estimates an operating cost per ASK (“CASK”) of approximately R$14.8 cents.

- 1 / 3 -

Also, the Company has updated its guidance to account for a higher productivity and stage length on planned capacity increases, lower yields related to lower load factors, an increased stage length, and the launch of new daily flights and new destinations during the quarter. GOL’s operating fleet is currently composed of 65 Boeing 737 aircraft.

GOL’s old and new guidance for 2006 full year can be found in the table below:

Guidance	2006 FY Old	2006 FY New
ASK Growth	+/- 50%	+/- 56%
Load Factor	+/- 73%	+/- 73%
Net Revenues	+/- R$ 3.9 billion	+/- R$ 3.85 billion
CASK ex-fuel	+/- R$ 9.3 cents	+/- R$ 9.2 cents
Operating Margin	+/- 21%	+/- 20%
Earnings per Share	R$ 3.40 - R$ 3.65	R$ 3.15 - R$ 3.30

- 2 / 3 -

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay and Uruguay through its more than 600 daily flights to 55 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other hightraffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai, 1 888 0042 0090 or 1230 020 9104 in Chile, and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
www.voegol.com.br/ir
Media – U.S. & Europe
Media – Brazil & Latin America	Edelman; G. Juncadella and M. Smith
MVL Comunicação; D. Nakayama	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0333	E-mail: gabriela.juncadella@edelman.com
e-mail: daniela.nakayama@mvl.com.br	meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 3 / 3 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 08, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.